Exhibit 16.1

March 1, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the Change in Certifying Accountant disclosure regarding Lightning Systems, Inc. appearing in the Registration Statement on Form S-4 of GigCapital3, Inc. dated March 1,2021 and have the following comments:

1.	We agree with the statements made in the second sentence of the first paragraph in the disclosure and the statements made in the second, third, and fourth paragraphs in the disclosure.

2.

We have no basis on which to agree or disagree with the statements made in the first and third sentences of the first paragraph of the disclosure and the statements made in the fifth paragraph in the disclosure.

Yours truly,

/s/ Plante & Moran, PLLC

Denver, Colorado